SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 30)


                           Archstone Communities Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                   039581 10 3
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                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   039581 10 3                       Page     2        of    7    Pages
            -----------                             -------        -------
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------------ -------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Security Capital Group Incorporated
                  36-3692698
------------ -------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]
------------ -------------------------------------------------------------------
     3
             SEC USE ONLY

------------ -------------------------------------------------------------------
     4
             SOURCE OF FUNDS

------------ -------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

------------ -------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
------------ -------------------------------------------------------------------
------------------------- ---------- -------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        35,471,214
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- -------------------------------------------
                              8
                                     SHARED VOTING POWER

                                          0
------------------------- ---------- -------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          35,471,214
------------------------- ---------- -------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          0
------------------------- ---------- -------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  35,471,214
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.96%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  C0
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 30 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990, and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991,  November 8, 1991,  December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 24, 1994, October 7,
1994,  December 6, 1994, March 23, 1995, April 30, 1997,  October 8, 1997, April
3, 1998, July 7, 1998, April 21, 2000, and July 24, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.


ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

         On November 8, 2000, Security Capital caused the Company to file a registration statement on Form S-3 to register with the Securities and Exchange Commission ("SEC") all 35,471,214 Common Shares of the Company owned by Security Capital. The registration statement must be declared effective by the SEC before Security Capital can sell any Common Shares under the registration statement.

         Security Capital requested the filing of the registration statement in accordance with its registration rights under the Third Amended and Restated Investor Agreement, by and between the Company and Security Capital, dated as of September 9, 1997, and amended by Amendment No. 1 thereto dated as of July 7, 1998, and further amended by Amendment No. 2 thereto dated as of July 19, 2000 (the "Third Amended and Restated Investor Agreement, as amended").

         Security Capital requested the filing of the registration statement to provide for maximum flexibility as Security Capital works toward achieving its long-term stated objectives. This filing will permit Security Capital to consider inquiries from persons interested in buying freely tradable Common Shares. Security Capital's objective in any sales will be to maximize its return on its holdings of Common Shares.

         Security Capital currently owns 35,471,214 Common Shares, or 28.96% of the outstanding Common Shares. Once the registration statement is declared effective, Security Capital may from time to time offer and sell any or all the Common Shares covered by the registration statement. The registration of the Common Shares does not necessarily mean that Security Capital will sell all or any of the Common Shares. If Security Capital sells all of the Common Shares covered by the registration statement, it will no longer own any of the Common Shares.

         Security Capital may sell Common Shares under the registration statement directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. Common Shares may be sold from time to time by Security Capital or by its permitted pledgees, transferees or other successors in interest to Security Capital. The distribution of the Common Shares may be effected in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through broker-dealers acting either as principal or agent, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Security Capital in connection with such sales. Additionally, Security Capital may issue Common Shares upon conversion or exchange of convertible or exchangeable securities issued by Security Capital.

         Security Capital intends to maintain its position as the principal shareholder of the Company and intends to continue to play a major role in the direction of the Company for the purpose of maximizing the value of the Company so long as Security Capital continues to own its Common Shares.

         Security Capital has certain rights to board nominees, approval rights and consultation rights under the Third Amended and Restated Investor Agreement, as amended. These rights are based on its percentage ownership of the outstanding Common Shares. If Security Capital owns less than 25% of the outstanding Common Shares, its approval rights will be eliminated with respect to the issuance of Common Shares below fair market value, the issuance of certain preferred stock, the adoption of certain equity-based employee benefit plans and approval of executive compensation, and the incurrence of certain debt. If Security Capital owns between 10% and 25% of the outstanding Common Shares, it will be entitled to nominate one person to the Company's Board of Trustees and through its board nominees, it will have certain consultation rights. Security Capital currently has the right to nominate two persons to the Company's Board of Trustees. If Security Capital owns less than 10% of the outstanding Common Shares, it will no longer have a right to any nominee on the Company's Board of Trustees, and its consultation rights will be eliminated with respect to the Company's annual budgets, incurrence of certain expenses, acquisition or sale of assets with an aggregate purchase price in excess of $50 million, and entering into certain management contracts.

         Except as set forth in this Item 4, Security Capital presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Security Capital may at any time reconsider and change its plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a),(b) The following table sets forth, as of October 31, 2000, the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                            Number of Shares     Percent of All
                Name                     Beneficially Owned (1)      Shares
                ----                     ----------------------  --------------
Security Capital Group Incorporated (2)      35,471,214             28.96%
C. Ronald Blankenship (3)                        36,030               *
Samuel W. Bodman (4)                                775               *
Hermann Buerger                                       0               *
John P. Frazee, Jr.                                   0               *
Cyrus F. Freidheim, Jr.                               0               *
H. Laurance Fuller (5)                            1,110               *
Ray L. Hunt (6)                                  46,044               *
John T. Kelley, III (7)                          59,835               *
William D. Sanders                                    0               *
Peter S. Willmott                                18,922               *
Thomas G. Wattles (8)                                12               *
Thomas B. Allin                                       0               *
C. Robert Heaton, Jr.                                 0               *
Jeffrey A. Klopf                                      0               *
Anthony R. Manno, Jr. (9)                         1,503               *
Caroline S. McBride                                   0               *
Constance B. Moore                                    0               *
A. Richard Moore, Jr.                                 0               *
Jeremy J. Plummer                                     0               *
Kenneth D. Statz                                      0               *
Donald E. Suter                                       0               *
James C. Swaim                                        0               *
Paul E. Szurek                                        0               *
Jean-Francois Van Hecke                               0               *

*  Less than 1%

(1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options and that no other person has exercised any outstanding options.

(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(3) Includes 14,936 Common Shares owned by a corporation of which Mr. Blankenship is the controlling shareholder.

(4)   Common Shares held in Diane Barber Bodman's IRA account.

(5)   Includes 555 Common Shares held by Mr. Fuller's wife.

(6) Includes 1,973 Common Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 32,396 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 1,973 Common Shares held by a corporation which Mr. Hunt owns. Excludes 1,973 Common Shares that Mr. Hunt's wife owns as separate property and 111,800 Common Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(7) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire 7,250 Common Shares.

(8)   Common Shares held by Mr. Wattles' children.

(9)   Three Common Shares are held in trusts for Mr. Manno's children.

(c) Except as otherwise noted above, no transactions in Common Shares were effected in the past 60 days by the persons listed in the above table.

Constance B. Moore sold 2,195 Common Shares on August 1, 2000, at a price of $26.125 per share in an open market transaction.

Ray L. Hunt acquired 153 Common Shares on August 30, 2000, at a price of $23.94875 per share in the Company Dividend Reinvestment Plan ("DRP"); 31 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney were acquired on August 30, 2000, at a price of $23.94875 per share in the Company DRP; 514 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns in the general partner were acquired on August 30, 2000, at a price of $23.94875 per share in the Company DRP; 32 Common Shares held by a corporation which Mr. Hunt owns were acquired on August 30, 2000, at a price of $23.94875 per share in the Company DRP.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 is incorporated herein by reference.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 8, 2000



                                   SECURITY CAPITAL GROUP INCORPORATED



                                   By:
                                      ------------------------------------------
                                      Name:  Jeffrey A. Klopf
                                      Title: Senior Vice President and Secretary